PROSPECTUS
                             INSIGNIA SYSTEMS, INC.

                               2,470,000 SHARES OF
                                  COMMON STOCK

         This Prospectus relates to the sale of up to 2,470,000 shares (the "Shares") of Common Stock of Insignia Systems, Inc. (the "Company") which may be offered from time to time by the shareholders named herein (the "Selling Shareholders"). Of the Shares being offered, 1,600,000 Shares are now owned by the Selling Shareholders and 870,000 Shares may be obtained by them by exercise of stock purchase warrants (the "Warrants") held by the Selling Shareholders which have an exercise price of $1.625 per Share and expire on June 24, 2001. The Company will receive proceeds upon the exercise of the Warrants, but will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds."

         The Company will bear all expenses of the offering hereunder other than underwriting discounts and commissions incurred in connection with the sale of the Shares by the Selling Shareholders. The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "ISIG". The closing bid price of the Company's Common Stock on August 4, 1998 was $2.125 per share, as reported by NASDAQ.

         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE " RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

         The Selling Shareholders have advised the Company that they intend to sell the Shares from time to time in transactions on the Nasdaq SmallCap Market at prices prevailing at the time of the sale or otherwise as set forth below. The Selling Shareholders have also advised the Company that, as of the date hereof, they have made no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the Act, in which case any commissions received by a broker or dealer may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                      PRICE TO              UNDERWRITING            PROCEEDS TO       PROCEEDS TO SELLING
                                       PUBLIC               DISCOUNTS AND             ISSUER              SHAREHOLDERS
                                                             COMMISSIONS
Per Share                            $2.125(1)                  (2)                   None                $2.125(1)
-------------------------------  ------------------- --------------------------- ----------------- --------------------------
Total                               $5,248,750(1)               (2)                   None              $5,248,750(1)
-------------------------------  ------------------- --------------------------- ----------------- --------------------------


(1) Estimated based on a per share price of $2.125 as of August 4, 1998 and assuming the sale of all Shares by the Selling Shareholders, with no adjustment for commissions, discounts, brokerage and other fees that may be paid by the Selling Shareholders, or expenses of the offering to be paid by the Company.
(2) Commissions, discounts and brokerage fees will be payable to the Selling Shareholders in such amounts as the Selling Shareholders may agree to from time to time.

                  THE DATE OF THIS PROSPECTUS IS AUGUST 7, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., and the Commission's regional offices located at 7 World Trade Center, 14th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission's Web Site (http://www.sec.gov).

         The Company has filed with the Commission a registration statement under the Securities Act of 1933 with respect to the shares offered hereby. This Prospectus does not contain all information set forth in such registration statement. For further information with respect to the Company and the shares offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected at the Chicago regional office of the Commission at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at the public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;
(iii) the Company's Proxy Statement dated April 15, 1998 for the 1998 Annual Meeting of Shareholders on May 21, 1998; and (iv) the description of the Company's Common Stock contained in the Company's Form S-18 Registration Statement, Registration No. 33-40765-C. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents.) Requests for such copies should be directed to Scott F. Drill, Insignia Systems, Inc., 10801 Red Circle Drive, Minnetonka, Minnesota 55343, telephone number
(612) 930-8200.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

                                   THE COMPANY

         Insignia Systems, Inc. (the "Company") markets software, services and supplies for production of point-of-purchase signs by retailers. The Company's Stylus software is used by retail stores to produce signs and posters by importing information from a computer database and then electronically transmitting it to store-level printers. The Company has recently developed and introduced a new service, called the Insignia POPS(TM) program, in which the Company enters into agreements with manufacturers of brand name consumer products under which the Company is paid to collect, organize and format product messages and art provided by the manufacturer and to transmit that information to the retailer, who combines it with the retailer's logo, designs, color and pricing information and produces point-of-purchase signs.

         The Company was incorporated in 1990 under the laws of the State of Minnesota. Its principal executive offices are located at 10801 Red Circle Drive, Minnetonka, Minnesota 55343 and its telephone number is (612) 930-8200.

                                  THE OFFERING

         The 2,470,000 Shares being offered by the Selling Shareholders consist of 1,600,000 Shares now owned by the Selling Shareholders and an additional 870,000 Shares which may be purchased in whole or in part by the Selling Shareholders pursuant to Warrants which have an exercise price of $1.625 per Share and expire on June 24, 2001. The 1,600,000 Shares and 800,000 Warrants were issued by the Company on June 25, 1998 in a private placement of 1,600,000 units, each consisting of one Share and a Warrant to purchase one-half of one Share, for a purchase price of $1.25 per unit. Warrants for an additional 70,000 shares were issued on June 25, 1998 for consultation services. The closing bid price of the Company's common stock on the NASDAQ SmallCap Market on June 25, 1998, the date the units were issued was $1.6875 per share. The reason that resales of the Shares are being registered is to permit the Shares to be resold by the Selling Stockholders in the public market.

Common Stock offered by Selling Shareholders.........        2,470,000
Common Stock outstanding after offering (1)..........        9,367,721
NASDAQ Symbol........................................             ISIG

(1) Assumes the exercise of the Warrants. Excludes 1,293,004 shares of common stock issuable upon exercise of outstanding warrants and outstanding stock options granted pursuant to the Company 1990 Stock Plan.

                                 USE OF PROCEEDS

         If all of the Warrants are exercised, the gross proceeds to the Company will be $1,413,750, though there is no assurance that any of the Warrants will be exercised. After payment of the Company's expenses relating to this offering, which are estimated to be approximately $12,500, any remaining net proceeds will be added to the Company's working capital and used for general corporate purposes. The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders. See "USE OF PROCEEDS."

                                  RISK FACTORS

         This offering involves substantial investment risk and the Shares should be purchased only by persons who can afford the loss of their entire investment. See "RISK FACTORS."

                                  RISK FACTORS

         AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, ALONG WITH THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN EVALUATING THE COMPANY, ITS BUSINESS AND PROSPECTS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS OF OPERATIONS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

         OPERATING LOSSES

         The Company was incorporated in January 1990 and had an accumulated deficit of ($10,838,867) as of March 31, 1998. For 1995, 1996, 1997 and the
first three months of 1998 the Company experienced net losses of ($1,451,402), ($999,226), ($3,379,512) and ($1,484,218), respectively. The Company anticipates that it will continue to experience losses through the fourth quarter of 1998, but there is no assurance that the Company will achieve profitability thereafter.

         LIQUIDITY AND SHORT-TERM SECURED DEBT

         As of March 31, 1998, the Company's indebtedness to its asset based lender was $703,392. This indebtedness is secured by a security interest in substantially all of the Company's assets and is payable on demand. The credit line expires on December 29, 1999. The lender has no obligation to make additional advances to the Company, and all advances made must be supported by a borrowing base of the Company's accounts receivable and inventory. If the lender were to demand repayment in full of the Company's indebtedness to it, the Company would need to seek replacement financing in order to avoid a substantial disruption of its business and depletion of all its cash. There is no assurance that such replacement financing would be available, or that the terms on which it might be available would be reasonable from the Company's point of view.

         COSTS AND RISKS OF NEW PRODUCT INTRODUCTION

         The Company has recently introduced a new service, referred to as Insignia POPS. In order to achieve and maintain profitability, this service needs to achieve national program status through use at approximately 3,000 retail locations. There is no assurance that the Company will be successful in introducing Insignia POPS or that it will achieve marketplace acceptance or profitability.

         POSSIBLE WRITEDOWN OF CERTAIN INVENTORY

         In April 1998 the Company discontinued sale of the SIGNright machine. The Company presently has approximately 400 SIGNright machines in inventory with a recorded cost of approximately $200,000. Depending on how the Company determines to liquidate this inventory, there is no assurance that the Company will recover its cost.

         SIGN CARD REVENUE

         The Company derives a significant portion of its revenue from the sale of the bar coded sign cards required by the Impulse and SIGNright machines which were formerly sold by the Company. If competitors are able to reproduce the barcode and successfully market sign cards bearing it, there could be a serious adverse effect on the Company's revenue.

         SIGN CARD SUPPLIERS

         The thermal paper used by the Company in its sign cards is purchased exclusively from one supplier. While the Company believes that an alternative supplier would be available if necessary, any disruption in the relationship with or deliveries by the current supplier could have a serious adverse effect on the Company.

         COMPETITION

         The two main competitors of the Company's Stylus product are dESIGN, Inc. (a privately-held company based in Seattle, WA) and Electronic Label Technology, Inc. (a privately-held company based in Oklahoma City, OK). Insignia POPS competes for the marketing expenditures of branded product manufacturers, who use various forms of point of purchase marketing methods, such as displays, coupons, in-store samples, etc. The POPS program also competes with other companies, such as ACTMEDIA, INCORPORATED and Catalina Marketing, which provide in-store marketing programs to retailers. There is no assurance that Insignia POPS will compete successfully with these traditional and alternative marketing methods.

         DEPENDENCE ON KEY EMPLOYEES

         The Company is highly dependent upon the services of its present officers, and the loss of any of them could have a material adverse effect on the Company. None of the Company's officers are bound by employment or noncompetition agreements with the Company. The success of the Company will also depend on its ability to attract and retain capable sales and marketing personnel.

         CONTINUED ELIGIBILITY FOR NASDAQ SMALLCAP MARKET

         In order for the Company's Common Stock to continue to be traded on the NASDAQ SmallCap Market, the Company must maintain at least $2 million of "net tangible assets" (defined as the book value of total assets, minus intangible assets, minus all liabilities), have a bid price for the Common Stock of at least $1 per share, have a public float of 500,000 shares, and meet certain other criteria. There is no assurance that the Company will be able to maintain continued eligibility for inclusion on the NASDAQ SmallCap Market, and loss of eligibility would impair the marketability of the Company's Common Stock.

         MARKET OVERHANG FROM WARRANTS AND OPTIONS

         In addition to the Warrants for the purchase of 870,000 Shares, the Company has outstanding options and warrants for the purchase of an additional 1,293,004 shares of common stock. The exercise of a significant portion of the Warrants and existing stock options and resale of the common stock thereby obtained could depress the trading price of the Company's common stock.

         LACK OF DIVIDENDS

         The Company has never paid and does not plan to pay any dividends on its Common Stock in the foreseeable future.

                                 USE OF PROCEEDS

         If all of the Warrants are exercised, the gross proceeds to the Company will be $1,413,750, though there is no assurance that any of the Warrants will be exercised. After payment of the Company's expenses relating to this offering, which are estimated to be approximately $12,500, any remaining net proceeds will be added to the Company's working capital and used for general corporate purposes. The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of July 29,1998, and as adjusted to reflect the sale of Shares obtained by the Selling Shareholders through the exercise of the Warrants.


                       NAME                            NUMBER OF SHARES       MAXIMUM NUMBER OF       SHARES TO BE BENEFICIALLY
                                                      BENEFICIALLY OWNED  SHARES TO BE SOLD (1)(2)  OWNED AFTER THE OFFERING(1)(2)
                                                      PRIOR TO OFFERING
                                                                                                      NUMBER             PERCENT
Ramsdell Irrevocable Trust U/A/D 12/28/92                  208,000                 168,000            40,000                *
Ramsdell Family Trust U/A/D 7/7/94(3)                      463,000                 270,000           193,000               2.2
Delaware Charter Guarantee and Trust co. FBO               581,900                 480,000           101,900               1.2
W. Ramsdell-IRA
ERAMKO                                                     140,000                  90,000            50,000                *
Salvatore Totino and Lorraine D. Totino, TIC(4)             64,000                  54,000            10,000                *
Elyse A. Ramsdell                                           70,000                  60,000            10,000                *
Robert S. Ramsdell                                          40,000                  30,000            10,000                *
Richard Berger(5)                                          248,875                  60,000           188,875               2.2
G. Tyler Runnels                                           174,564                  60,000           114,564               1.3
Nancy D. Singer and Edward S. Singer, JTWROS(6)             67,500                  38,000            29,500                *
Milfam I                                                   300,000                 300,000              -0-                 *
Delaware Charter Guarantee and Trust Co. FBO                48,000                  48,000              -0-                 *
Dana Benson IRA Rollover Acct. #W073006553
Dana Benson Recovery Fund Acct. #W073006538                 12,000                  12,000              -0-                 *
Mark L. Levin                                               30,000                  30,000              -0-                 *


                       NAME                            NUMBER OF SHARES       MAXIMUM NUMBER OF       SHARES TO BE BENEFICIALLY
                                                      BENEFICIALLY OWNED  SHARES TO BE SOLD (1)(2)  OWNED AFTER THE OFFERING(1)(2)
                                                      PRIOR TO OFFERING
                                                                                                      NUMBER             PERCENT
Delaware Charter Gty & Tr Co. FBO                           30,000                 30,000               -0-                 *
Mark L. Levin IRA R/O
Invest, Inc.                                                60,000                 60,000               -0-                 *
Craig C. Avery Prof. Sh. Tr.                                70,000                 60,000             10,000                *
Jack R. Swenson                                             66,000                 60,000              6,000                *
Randall Wooster                                             45,000                 45,000               -0-                 *
Delaware Charter Gty & Tr. Co. FBO                          45,000                 45,000               -0-                 *
Randall Wooster IRA
The Avalon Total Return Fund, L.P.                         270,000                270,000               -0-                 *
Bear Stearns as Custodian FBO J. Steven Emerson            275,000                180,000             95,000               1.1
IRA R/O II Account #48360160
Stella Rochelle Totino(7)                                   20,000                 20,000               -0-                 *
TOTALS . . . . . . . . . . . . . . . . . . . . . . . . . 3,328,839              2,470,000            858,839


(1) Includes Shares to be acquired by the Selling Shareholders upon exercise of the Warrants.

(2)  Assumes the sale of all Shares offered hereunder.

(3)  Includes 30,000 shares issuable upon exercise of a consultants' warrant.

(4) Includes 10,000 shares beneficially by Lorraine Totino individually. Mr. Totino disclaims beneficial ownership.

(5) Includes 44,875 shares beneficially owned by Marilyn Olin Berger. Mr. Berger disclaims beneficial ownership to such shares.

(6) Includes 67,500 shares beneficially owned by Mr. Singer individually of which 20,000 shares are issuable upon exercise of a consultants' warrant. Mrs. Singer disclaims beneficial ownership of these shares.

(7)  Includes 20,000 shares issuable upon exercise of a consultants' warrant.

*    Less than 1%.


                              PLAN OF DISTRIBUTION

         The Company has been advised that the Selling Shareholders may sell Shares from time to time in one or more transactions (which may include block transactions) on the NASDAQ SmallCap System at market prices prevailing at the time of the sale or at prices otherwise negotiated.

         The Shares may, without limitation, be sold by one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         The Company has been advised that, as of the date hereof, the Selling Shareholders have made no arrangement with any broker for the sale of the Shares. Underwriters, brokers or dealers may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling

Shareholders or purchasers of such securities. Such underwriters, brokers or dealers may also purchase Shares and resell such Shares for their own account in the manner described above. The Selling Shareholders and such underwriters, brokers or dealers may be considered "underwriters" as that term is defined by the Securities Act of 1933, although the Selling Shareholders disclaim such status. Any commissions, discounts or profits received by such underwriters, brokers or dealers in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.


                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.


                                     EXPERTS

         The financial statements of the Company incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon their report and as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Company's Articles of Incorporation eliminate or limit certain liabilities of its directors and the Company's Bylaws provide for indemnification of directors, officers and employees of the Company in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.